UNITED STATES

  SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION  12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION  13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:

CREW GOLD CORPORATION

(formerly Crew Development Limited)
(Exact name of Registrant as specified in its charter)

Yukon Territory, Canada

(Jurisdiction of incorporation or organization)

Abbey House Business Center, Wellington Way, Weybridge, Surrey KT13 OTT, United Kingdom

(Address of principal executive offices)

+ (44) (0) 193 226 8755

(Registrant’s telephone number)

Common Shares, without nominal or par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☒	Rule 12h-6(d)	☐
(for equity securities)		(for successor registrants)
Rule 12h-6(c)	☐	Rule 12h-6(i)	☐
(for debt securities)		(for prior Form 15 filers)

PART I

Item 1.    Exchange Act Reporting History

A.                                   Crew Gold Corporation (previously known as Crew Development Limited), a Canadian corporation (the “Company”) first incurred the duty to file reports under Section 13(a) or Section 15a(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on July 1, 2001.

B.                                     The Company has filed or submitted all reports required under Exchange Act Section 13(a) or Section 15(d) and corresponding Securities and Exchange Commission (the “Commission”) rules for the 12 months preceding the filing of this Form 15F, including at least one annual report under Section 13(a).

Item 2.    Recent United States Market Activity

                                                The Company has never issued its securities in the United States in an offering registered under the Securities Act of 1933, as amended.

Item 3.    Foreign Listing and Primary Trading Market

A.                                   The Company maintains a listing for the Securities on the Oslo Bors, the primary trading market for the Securities. Oslo Bors is located at Tollbugata 2, N-0105 Oslo, Norway.

B.                                     The securities were first listed on Oslo Bors on 21 January 2000. The Securities have been listed on Oslo Bors for at least the 12 months preceding the filing of this form.

C.                                     For the 12-month period from December 19, 2006 to December 18, 2007 at least 99.3% of the Company’s securities were traded on Oslo Bors.

Item 4.    Comparative Trading Volume Data

A.                                   The 12-month period from December 19, 2006 to December 18, 2007 was used by the Company to meet the requirements of Rule 12h-6(a)(4)(i).

B.                                     For the above 12-month period the average daily trading volume of the Securities in the United States and on a worldwide basis is 4,402 and 6,203,372, respectively.

C.                                     Average daily trading volume for the above 12-month period the average daily trading volume of the Securities in the United States as a percentage of the average daily trading volume of the Securities on a worldwide basis is 0.07%.

D.                                    Not applicable.  Securities are not traded on any exchange.  Securities are traded only on the pink sheets on the OTCBB under the symbol CRUG.PK

E.                                      Not applicable

F.                                      Yahoo! Finance (http://finance.yahoo.com) was utilized to determine the above trading volume information.

Item 5.    Alternative Record Holder Information

                Not applicable.

Item 6.    Debt Securities

                Not applicable.

Item 7.    Notice Requirement

A.                                   On December 28, 2007, the Company issued a press release in which it disclosed its intent to terminate its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act.

B.                                     The press release giving notice of the Company’s intent to terminate its duty to file reports was disseminated by Business Wire.

Item 8.    Prior Form 15 Filers

                                                Not applicable.

PART II

Item 9.    Rule 12g3-2(b) Exemption

                                                The Company will publish the information required under Rule 12g3-2(b)(1)(iii) on the Investor Relations portion of its website, http://www.crewgold.com.

PART III

Item 10. Exhibits

Exhibit No.	Description

99.1	Press Release dated December 28, 2007

Item 11. Undertakings

                                                The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)                                  The average daily trading volume of its subject class of securities in the United States exceeded five percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)                                  Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(h)(4)(ii) or Rule 12h-6(c); or

(3)                                  It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Crew Gold Corporation has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Crew Gold Corporation certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

CREW GOLD CORPORATION
Date: December 28, 2007	By:	/s/William R. LeClair
William R. LeClair Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated December 28, 2007